Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Con-way Inc. Administrative Committee
Con-way Retirement Savings Plan

We hereby consent to the incorporation by reference in the Registration Statements (Nos. 333-92399, 333-102749, and 333-162845) on Form S-8 of our report dated June 25, 2010, with respect to the statement of net assets available for benefits of the Con-way Retirement Savings Plan as of December 31, 2009, and the related statement of changes in net assets available for benefits for the year then ended, and the supplemental schedule – schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2009, which report appears in the December 31, 2009 annual report on Form 11-K of the Con-way Retirement Savings Plan.

/s/ Perkins & Company, P.C.

Portland, Oregon
June 25, 2010